Exhibit 2.1

SECOND AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

THIS AMENDMENT, dated as of April 23, 2014 (this “Amendment”), by and among Inventergy, Inc., a Delaware corporation (“Inventergy”), eOn Communications Corporation, a Delaware corporation (“Parent”), and Inventergy Merger Sub, Inc., a Delaware corporation (“Merger Sub” and, together with Inventergy and Parent, the “Parties”), amends that certain Agreement of Merger and Plan of Reorganization, dated as of December 17, 2013 as amended by the First Amendment dated March 26, 2014, among the Parties (the “Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

WHEREAS, Section 7.01(c) of the Agreement provides that either Inventergy or Parent may terminate the Agreement if certain conditions to Closing have not been met on or prior to June 1, 2014; and

WHEREAS, the parties wish to extend such date to June 30, 2014; and

WHEREAS, the Parties, each acting upon prior authorization of their respective Boards of Directors, have determined that this Amendment is in their best interests and the best interests of their respective stockholders.

NOW THEREFORE, in consideration of the premises, the mutual agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the undersigned agree as follows:

1.	Section 7.01(c) is modified to replace the date “June 1, 2014” with “June 30, 2014”.

2. Except as modified and amended herein, all of the terms and conditions of the Agreement shall remain in full force and effect.

3. This Amendment may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Amendment.

4. This Amendment and the rights of the parties hereto shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of Laws principles thereof.

5. If any provision of this Amendment is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Amendment so long as this Amendment as so modified continues to express, without material change, the original intentions of the Parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the Parties or the practical realization of the benefits that would otherwise be conferred upon the Parties. The Parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Amendment No. 2 to Merger Agreement to be binding and effective as of the date first written above.

INVENTERGY, INC.

By:	/s/ Joseph W. Beyers
Name: Joseph W. Beyers
Title: Chairman and Chief Executive Officer

eON COMMUNICATIONS CORPORATION

By:	/s/ David S. Lee
Name: David S. Lee
Title: Chairman

INVENTERGY MERGER SUB, INC.

By:	/s/ David S. Lee
Name: David S. Lee
Title: Chairman